Exhibit 4.1
Incorporated in the Cayman Islands HiSoft Technology International Limited This is to certify that of is are the registered shareholders of: Type of Share No. of Shares Common %Paid Certificate Number 100.00 Date of Record I transferable in accordance therewith. Articles of Association of the Company and transferable in therewith. Given under the Common Seal of the Company Director / Secretary Director